SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
ON FORM U-1/A
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
________________________________

Great Plains Energy Incorporated
Kansas City Power & Light Company
Great Plains Power Incorporated
Kansas City Power & Light Company Receivables Company
1201 Walnut Street
Kansas City, MO 64106

KLT Inc.
10740 Nall Street, Suite 230
Overland Park, KS 66211

(Names of companies filing this statement and addresses of principal executive offices)
_________________________________

Great Plains Energy Incorporated

(Name of top registered holding company of each applicant or declarant)

_______________________________

Bernard J. Beaudoin
Chairman of the Board, President and Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

(Name and address of agent for service)
______________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

William G. Riggins, Esq. General Counsel Great Plains Energy Incorporated 1201 Walnut Street Kansas City, MO 64106

Item 1.  Description of the Proposed Transactions

          A.     Background

          By order dated September 7, 2001, in File No. 70-9861 (the "September 7, 2001 Order"), the Commission authorized Great Plains Energy Incorporated ("Great Plains Energy") and its subsidiaries, among other things, to engage in (i) a program of external financing, (ii) intrasystem credit support arrangements, (iii) interest rate hedging measures, and (iv) other intrasystem transactions from time to time through December 31, 2004 (the "Authorization Period"). In particular, the Commission authorized Great Plains Energy to issue and sell common stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities. The aggregate amount of all such securities issued by Great Plains Energy during the Authorization Period is limited to $450 million under the conditions of the September 7, 2001 Order.

          The September 7, 2001 Order also authorized Great Plains Energy to acquire, directly or indirectly, the securities of new intermediate subsidiary companies which may be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interests in one or more exempt wholesale generators, foreign utility companies, exempt telecommunication companies, Rule 58 companies or other non-exempt nonutility subsidiaries (as authorized in the September 7, 2001 Order). Great Plains Energy has formed a wholly-owned intermediate subsidiary, named Innovative Energy Consultants Inc., which has acquired, through a merger, a 5.8% indirect interest in Strategic Energy, L.L.C., a Rule 58(b)(1)(v) company. Great Plains Energy now holds an approximate 89% indirect interest in Strategic Energy, L.L.C. In connection with the acquisition of this interest, Great Plains Energy issued common stock valued at approximately $8 million and a short term note which was fully paid on January 2, 2003.

          B.     Requested Modifications

          Great Plains Energy now requests an increase in the aggregate amount of securities it is authorized to issue from $450 million to $1.2 billion. Such securities may take the form of common stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities as described in the September 7, 2001 Order. Great Plains Energy does not request at this time authority to invest in Exempt Wholesale Generators ("EWGs") or Foreign Utility Companies ("FUCOs").

          Applicants further request the Authorization Period relating to the authority granted to Great Plains Energy and its direct and indirect subsidiaries by the September 7, 2001 Order be extended from December 31, 2004, to December 31, 2005.

          Applicants are not seeking any other changes or modifications to the terms, conditions or limitations otherwise applicable under the September 7, 2001 Order to any specific securities issued by Great Plains Energy or any of its direct or indirect subsidiaries.

          C.     Reasons for the Requested Modification

          In the consummation of the reorganization forming the current holding company structure, Great Plains Energy issued $39 million in preferred stock in a one-to-one exchange of preferred stock previously issued by KCPL. In addition, Great Plains Energy has entered into a short-term line of credit for purposes of financing its business and making investments in its direct and indirect subsidiaries. Great Plains Energy may borrow up to $225 million under this short-term facility. This facility replaced two short term facilities aggregating $225 million. As of December 31, 2002, aggregate outstanding borrowings under these two prior facilities totaled $14 million. Further, Great Plains Energy has consummated a public offering of 6,900,000 shares of its common stock, with gross proceeds of $151,800,000 being paid to Great Plains Energy. In addition, as described in Item 1.A., Great Plains Energy has issued $8 million in common stock in connection with the acquisition of an additional indirect interest in Strategic Energy, L.L.C.

          The following table summarizes the currently outstanding securities issued by Great Plains Energy, reflecting the maximum available borrowing capacity available under the short-term arrangements.

Type of Security	Aggregate Amount (in millions)

Preferred Stock	$39.0
Short-term Line of Credit	$225.0
Common Stock	$159.8

Total	$423.8

Thus, these transactions and other arrangements have utilized all but approximately $26.2 million of the aggregate amount of Great Plains Energy's current financing authority under the September 7, 2001 Order.

          Great Plains Energy contemplates the need to issue additional securities during the Authorization Period. The proceeds of such financings will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Great Plains Energy and its subsidiaries, (ii) funding of future investments in any exempt telecommunications company ("ETC"), or energy-related or gas-related company within the meaning of Rule 58; (iii) the repayment, redemption, refunding or purchase by Great Plains Energy or any subsidiary of its own securities; and (iv) financing the working capital requirements of Great Plains Energy and its subsidiaries and for any other lawful corporate purposes. Great Plains Energy will maintain a consolidated common equity capitalization of at least 30% during the Authorization Period. Accordingly, Great Plains Energy will not issue any securities unless, on a pro forma basis to take into account the issuance of such securities and the application of proceeds, consolidated common equity capitalization will remain at or above 30%.

          Great Plains Energy does not request at this time authority to invest in Exempt Wholesale Generators ("EWGs") or Foreign Utility Companies ("FUCOs"). Great Plains Energy currently has no investments in EWGs or FUCOs. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an EWG unless certain conditions are satisfied. Any investment by Great Plains Energy in EWGs or FUCOs will be done only upon further authorization of the Commission.

          Great Plains Energy believes that the requested increase in financing authority is reasonable in amount and necessary to meet the anticipated needs of Great Plains Energy and its subsidiaries through the Authorization Period, as extended. Further, the requested increase will provide additional liquidity to Great Plains Energy and the ability to increase its equity to total capitalization ratio, which would strengthen Great Plains Energy's financial position and therefore enhance its access to the capital markets.

          D.     Investments in Exempt Telecommunications Companies

1.     Background of Investments and other Relationships.

       a.  Investments.

          Great Plains Energy indirectly holds investments in certain exempt telecommunications companies as defined in Section 34 of the Act ("ETCs"). Great Plains Energy owns 100% of the equity securities of KLT Inc., an intermediate holding company, which were distributed to Great Plains Energy by KCPL in connection with the corporate reorganization authorized by the Commission in the September 7, 2001 Order. KLT Inc. owns 100% of the equity securities of KLT Telecom Inc., an ETC. KLT Telecom Inc., in turn, owns approximately 84% of DTI Holdings, Inc. ("DTI Holdings"), an ETC which wholly owns two ETCs named Digital Teleport, Inc. ("Digital Teleport") and Digital Teleport of Virginia, Inc. Digital Teleport has a wholly owned ETC subsidiary named Digital Teleport Nationwide LLC.

          In addition to its equity investment in DTI Holdings, KLT Telecom made a secured loan in the principal amount of $94 million to DTI Holdings in 2001, and subsequently converted $84 million of the principal amount of the loan and accrued interest into a capital contribution to DTI Holdings. KLT Telecom also made loans aggregating $47 million in principal amount to Digital Teleport in 2001. KLT Inc. and KLT Telecom entered into a surety bond indemnification agreement in 2001 relating to surety bonds issued on behalf of Digital Teleport; currently, there is approximately $1.8 million in aggregate face amount of outstanding surety bonds under this indemnification agreement. Finally, in the Digital Teleport bankruptcy proceeding (discussed below), KLT Telecom has agreed to provide up to $5 million in debtor-in-possession financing to Digital Teleport. No loans have been made under this financing arrangement.

          Great Plains Energy does not directly hold, and KCPL does not hold, directly or indirectly, any securities of an ETC. Neither Great Plains Energy nor KCPL has guaranteed any securities of an ETC, and KCPL has not, since it became subject to Section 34 of the Act, issued any security for the purpose of financing the acquisition, ownership or operation of an ETC. KCPL has not pledged, mortgaged or otherwise used as collateral any of its assets or the assets of any of its subsidiary companies for the benefit of an ETC.

       b.  Other Arrangements.

          In 1996, approximately 5 years before KCPL became subject to the provisions of Section 34, KCPL entered into a license agreement with KLT Telecom, granting KLT Telecom the right to place fiber optic cable, repeaters and associated equipment on KCPL's poles, ducts, conduits, manholes and rights of way. In partial consideration of the license agreement, KLT Telecom assigned to KCPL a so-called IRU Agreement with Digital Teleport. The IRU Agreement provides the right to use a certain amount of bandwidth on Digital Teleport's facilities between two points in KCPL's retail electric service territory. The license agreement was subsequently assigned to Digital Teleport. The annual value of the IRU Agreement is netted against amounts owed by Digital Teleport under the license agreement. KCPL has filed claims in the Digital Teleport bankruptcy totaling about $166,000.

       c.  Bankruptcy

          On December 31, 2001, DTI Holdings, Digital Teleport and Digital Teleport of Virginia filed voluntary petitions in Bankruptcy Court for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As a result of the bankruptcy filings, KLT Telecom wrote off its entire investment in DTI Holdings and Digital Teleport. The financial impact of these bankruptcy filings and other matters occurring in 2001 associated with DTI Holdings and its subsidiaries were recognized in the financial statements of Great Plains Energy for the periods ended December 21, 2001. There was no financial impact on the financial statements of KCPL. As a result of these bankruptcy filings and KLT Telecom's ensuing loss of control, DTI Holdings and its subsidiaries were de-consolidated for financial reporting purposes as of December 31, 2001, and the ongoing results of operations, earnings or losses incurred by DTI Holdings and its subsidiaries are not reflected in Great Plains Energy's financial statements from and after that time.

          In December 2002, Digital Teleport entered into an agreement to sell substantially all of its assets (the "Asset Sale") to CenturyTel Fiber Company II, LLC ("Century Tel"), a nominee of CenturyTel, Inc. (the "Asset Purchase Agreement"). The Asset Sale was approved by the Bankruptcy Court in February 2003, but the Asset Purchase Agreement contains conditions to closing which include, among other items, the receipt of all necessary regulatory approvals, which must either be satisfied or waived by July 15, 2003.

          In the Digital Teleport bankruptcy case, KLT Telecom, KLT Inc., KCPL, Great Plains Energy (collectively, the "Company"), Digital Teleport and the Official Unsecured Creditors Committee of Digital Teleport entered into a Settlement Agreement as of December 23, 2002 (the "Teleport Settlement Agreement"). The Teleport Settlement Agreement, if approved by the Bankruptcy Court, resolves all material issues and disputes among the parties to that agreement. The Teleport Settlement Agreement does not resolve any claims that DTI Holdings or its creditors may have against the Company; however, as discussed below, settlement discussions have commenced in the Holdings bankruptcy case. Digital Teleport and Digital Teleport of Virginia have prepared a Chapter 11 plan (the "Chapter 11 Plan") and disclosure statement reflecting the Asset Sale and the terms of the Teleport Settlement Agreement and expect that a confirmation hearing will be held by the Bankruptcy Court in May 2003. The Chapter 11 Plan contemplates that Digital Teleport and Digital Teleport of Virginia will be liquidated after distribution of those companies' assets to their creditors pursuant to the Chapter 11 Plan and the Teleport Settlement Agreement.

          In an objection to a motion by Digital Teleport for an extension of time in which to propose a Chapter 11 plan, the largest creditor of DTI Holdings (the "Creditor") asserted that DTI Holdings, Digital Teleport and their creditors have claims against the Company based on theories of breach of contract, fraudulent conveyance, recharacterization of debt, subordination and breach of fiduciary duty. Among other things, the Creditor asserted that certain tax benefits should have been paid to Holdings and Digital Teleport, rather than to KLT Telecom as provided in the October 1, 2001, Great Plains Energy tax allocation agreement. The Creditor has not otherwise pursued these claims at this time, and the Company believes that it has meritorious defenses to these claims. DTI Holdings, the principal creditors of DTI Holdings (including the Creditor) and the Company are in the process of executing a separate settlement agreement which, if approved by the Bankruptcy Court, will resolve the DTI Holdings bankruptcy case and any claims that might be asserted in the DTI Holdings bankruptcy case against the Company, and to provide payment to the creditors of Holdings from a portion of the proceeds KLT Telecom otherwise would receive from the Asset Sale. When the separate settlement agreement is finalized, it is anticipated that the Chapter 11 Plan will be modified to add DTI Holdings as a proponent and to include the terms of the DTI Holdings settlement agreement.

2.     Statutory Analysis

          Great Plains Energy's indirect ownership interest in ETCs is permitted under Sections 34(d) and 34(e) of the Act. Further, Section 34(e)(3) of the Act provides that there is no restriction or approval required with respect to the issue or sale of a security by a registered holding company for purposes of financing the acquisition of an ETC or the guarantee of a security of an ETC by a registered holding company.

          Section 34(g) provides that a public utility company that is an associate company or affiliate of a registered holding company, and which is subject to retail rate jurisdiction of a state commission, shall not issue any security for the purpose of financing the acquisition, ownership or operation of an ETC. Further, Section 34(g) provides that such public utility company shall not assume any obligation or liability as a guarantor, endorser, surety or otherwise in respect of any security of an ETC. KCPL, during the time it has been an associate company of a registered holding company, has not issued any security for the purpose of financing the acquisition, ownership or operation of an ETC and has not assumed any obligation or liability as a guarantor, endorser, surety or otherwise in respect of any security of an ETC.

          To the extent the IRU Agreement is deemed a contract to purchase telecommunications services from Digital Teleport, such agreement does not fall within the scope of Section 34(i) in that KCPL entered into the IRU Agreement by assignment approximately five years before KCPL became an associate company of a registered holding company. Similarly, to the extent the license agreement between KCPL and Digital Teleport is deemed to be a sale of assets which are included in KCPL's retail rate base, no state commission approval of the license agreement is required under Section 34(b) because such sale occurred before KCPL became an associate company of a registered holding company. Under Section 34(e)(4), except for costs that should be fairly and equitably allocated among associate companies of a registered holding company, the Commission has no jurisdiction over the sales, service and construction contracts between an ETC and a registered holding company, its affiliates and associate companies. Further, the IRU Agreement and the license agreement will be transferred in the Asset Sale from Digital Teleport to Century Tel, which is not an affiliate or associate company of KCPL.

          Section 34(f)(1) provides that a registered holding company or subsidiary thereof that acquires or holds the securities, or an interest in the business, of an ETC shall file with the Commission such information as the Commission, by rule, may prescribe concerning (i) investments and activities by the registered holding company or any subsidiary thereof with respect to ETCs, and (ii) any activities of an ETC within the holding company system, in each case which are reasonably likely to have a material impact on the financial or operational condition of the holding company system. To date, the Commission has not adopted any rules under Section 34(f)(1). Section 34(f)(2) provides that if, based on reports provided to the Commission pursuant to Section 34(f)(1) or other available information, the Commission reasonably concludes that it has concerns regarding the financial or operational condition of any registered holding company or any subsidiary thereof (including an ETC), the Commission may require such registered holding company to make additional reports and provide additional information.

3.     Certificate of Notification

          Great Plains Energy is required to file quarterly certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of the September 7, 2001 Order. Great Plains Energy proposes to include in such future certificates the amount and terms of any securities issued by Great Plains Energy and its non-ETC subsidiaries for the purpose of financing investments in, or guaranteeing the securities of, ETCs. Great Plains Energy further proposes to file a Rule 24 certificate within ten days of the issuance of each such security if, at the time of such issuance, the aggregate amount of all such securities issued after December 1, 2002 and then outstanding is greater than $50 million.

Item 2.     Fees, Commissions and Expenses.

          It is estimated that the fees, commissions and expenses incurred or to be incurred in connection with the filing of this Application/Declaration will not exceed $10,000. The above fees do not include underwriting fees and other expenses incurred in consummating financings covered hereby. The Applicants estimate that such fees and expenses will not exceed 5 percent of the proceeds of any such financings.

Item 3.     Applicable Statutory Provisions.

          A. General

          Sections 6(a) and 7 of the Act are applicable to the issuance of common stock and preferred stock and to the direct or indirect issuance of debentures or other forms of preferred or equity-linked securities by Great Plains Energy, and to the issuance of short-term debt by Great Plains Energy and KCPL. In addition, Sections 6(a) and 7 of the Act are applicable to interest rate hedges, except to the extent that they may be exempt under Rule 52. Section 12(b) of the act and Rule 45(a) are applicable to the issuance of guarantees by Great Plains Energy and its subsidiaries, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are applicable to the acquisition by Great Plains Energy or any subsidiary of the equity securities of any financing subsidiary or intermediate subsidiary and to Great Plains Energy's investment in existing or new subsidiaries. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any nonutility subsidiary.

          B. Compliance with Rules 53 and 54

          Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraph (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effects of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

          Great Plains Energy does not currently satisfy Rule 53(b)(1), due to the bankruptcy proceedings of DTI Holdings, Digital Teleport and Digital Teleport of Virginia. However, Great Plains Energy does not seek authorization to acquire the securities of any EWG or FUCO in this Application/Declaration. Further, Great Plains Energy has no subsidiary which is an EWG or a FUCO. Thus, there is no effect of the capitalization or earnings of any EWG or FUCO subsidiary upon the Great Plains Energy holding company system to be considered under Rule 54 with respect to the transactions to be approved under this Application/Declaration.

Item 4.     Regulatory Approvals.

          Approval of the Missouri Public Service Commission (the "MPSC") is required prior to the encumbrance of KCPL's assets or the issuance and sale by KCPL of stocks, bonds, notes or other evidences of indebtedness payable at periods of more than twelve months after the date thereof. Except as stated above, no state commission, and no federal commission other than this Commission, has jurisdiction over any of the transactions proposed herein.

Item 5.     Procedure

          Applicant respectfully requests that the Commission issue a notice of the filing of this Application/Declaration as soon as practicable and that the Commission's order approving this Application/Declaration be issued as soon after the notice period as its rules allow, subject to the requirements of Rule 24(c)(2). The Applicant submits that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the financing requests made herein. The Division of Investment Management may assist in the preparation of the Commission's decision. The Applicant further requests that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.     Exhibits and Financial Statements
A. Exhibits

A-	None

B-1	Credit Agreement dated as of March 7 2003 among Great Plains Energy Incorporated, Bank One, NA, as Administrative Agent and the lenders named therein.

C-1	Registration Statement on Form S-3 by Great Plains Energy Incorporated dated April 29, 2002 (incorporated by reference to Registration Statement in File No. 333-87190).

D-	None.

E-	None.

F-1	Opinion of Counsel (to be filed by amendment).

F-2	Past Tense Opinion of Counsel (to be filed by amendment)

G-1	Form of Notice

B. Financial Statements

FS-1

Great Plains Energy Incorporated Consolidated Statements of Income for the year ended December 31, 2002 (incorporated by reference to the Annual Report on Form 10-K for the period ended December 31, 2002 in File No. 0-33207).

FS-2

Great Plains Energy Incorporated Consolidated Balance Sheet as of December 31, 2002 (incorporated by reference to the Annual Report on Form 10-K for the period ended December 31, 2002 in File No. 0-33207).

FS-3	Great Plains Energy Incorporated pro forma consolidated statement of income (filed confidentially pursuant to Rule 104).

FS-4	Great Plains Energy Incorporated pro forma consolidated balance sheet (filed confidentially pursuant to Rule 104).

FS-5	Great Plains Energy Incorporated projected consolidated statement of cash flows for the years 2003, 2004 and 2005 (filed confidentially pursuant to Rule 104).

Item 7.     Information as to Environmental Effects.

          The transactions proposed herein will not involve major federal actions significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. 4321 et seq. Consummation of these transactions will not result in changes in the operations of Great Plains Energy or its subsidiaries that would have any significant impact on the environment. To the knowledge of Applicant, no federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants/Declarants have duly caused this Post-Effective Amendment No. 1 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, MO 64106

/s/ Andrea F. Bielsker	Date: March 14, 2003
Name: Andrea F. Bielsker
Title: Senior Vice President - Finance,
Chief Financial Officer and Treasurer

KANSAS CITY POWER & LIGHT COMPANY
1201 Walnut
Kansas City, MO 64106

/s/ Andrea F. Bielsker	Date: March 14, 2003
Name: Andrea F. Bielsker
Title: Senior Vice President - Finance,
Chief Financial Officer and Treasurer

KLT INC.
10740 Nall, Suite 230
Overland Park, KS 66211

/s/ David J. Haydon	Date: March 14, 2003
Name: David J. Haydon
Title: President

GREAT PLAINS POWER INCORPORATED
1201 Walnut
Kansas City, MO 64106

/s/ John J. DeStefano	Date: March 14, 2003
Name: John J. DeStefano
Title: President

KANSAS CITY POWER & LIGHT
RECEIVABLES COMPANY
1201 Walnut
Kansas City, MO 64106

/s/ Andrea F. Bielsker	Date: March 14, 2003
Name: Andrea F. Bielsker
Title: President